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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                          CAPROCK COMMUNICATIONS CORP.
                          ----------------------------
                                (Name of Issuer)


                      Common Stock $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)


                                   140667 10 6
                                 --------------
                                 (CUSIP Number)


                            Jere W. Thompson, Jr.
              15601 Dallas Parkway, Suite 700, Dallas, Texas 75248
                                (972) 982-9500
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 22, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 140667 10 6                 SCHEDULE 13D        Page  2  of  8  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON -  Jere W. Thompson, Sr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS
     OO
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 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                 34,921
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER             10,133,844
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                 34,921
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER             10,133,844
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     10,168,765
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

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                                                          Page  3  of  8  Pages
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Item 1.SECURITY AND ISSUER.

     The name of the issuer is CapRock Communications Corp. (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at 15601 Dallas Parkway, Suite 700, Dallas, Texas 75248. The class of equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Jere W. Thompson, Sr. (the "Reporting Person").

     (b) The business address of the Reporting Person is Two Turtle Creek Village, 3838 Oak Lawn Avenue, Suite 1850, Dallas, Texas 75219.

     (c) The present principal occupation of the Reporting Person is an investment executive.

     (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The place of citizenship of the Reporting Person is the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Person beneficially acquired the shares of Common Stock being reported on hereunder on August 26, 1998 pursuant to the terms of an Agreement and Plan of Merger and Plan of Exchange dated as of February 16, 1998, by and among IWL Communications,

                                                          Page  4  of  8  Pages
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Incorporated, a Texas corporation ("IWL"), the Issuer, IWL Acquisition Corp., a
Texas corporation and a subsidiary of Holdings ("I-Sub"), CapRock Telecommunications Corp., a Texas corporation ("Telecommunications"), CapRock Acquisition Corp., a Texas corporation and a subsidiary of Holdings ("C-Sub"), and CapRock Fiber Network, Ltd., a Texas limited partnership (the "Partnership"), which agreement was amended on April 30, 1998, June 20, 1998 and July 8, 1998 (as amended, the "Merger Agreement"). As more fully described in the Registration Statement on Form S-4, as amended (the "Registration Statement"), File No. 333-57365, filed by the Issuer with the Securities and Exchange Commission (the "Commission") and declared effective on July 20, 1998, on August 26, 1998 I-Sub and C-Sub were merged with and into IWL and Telecommunications, respectively (the "Mergers"), with each of IWL and Telecommunications as the surviving corporations. In addition, on such date all of the interests in the Partnership were exchanged (the "Interest Exchange" and, together with the Mergers, the "Transaction") for shares of Common Stock. The Registration Statement is attached hereto as Exhibit 1. At the effective time of the Mergers and the Interest Exchange, among other things, each outstanding share of Telecommunications common stock was converted into 1.789030878 shares of the Common Stock of the Issuer and each 1% general or limited partnership interest in the Partnership was exchanged for 63,194.54 shares of Common Stock of the Issuer.

     This Schedule 13D reflects the Reporting Person's ownership of the shares of the Common Stock that the Reporting Person received in exchange for his shares of Telecommunications common stock and his partnership interests in the Partnership as a result of the consummation of the Transaction, and the subsequent disposition of some of those shares of Common Stock of the Issuer.

     During the period from November 2, 1999 through November 30, 1999, the Reporting Person sold on the open market an aggregate of 317,000 shares of the Common Stock of the Issuer. On December 22, 1999, the Reporting Person donated to various charities 53,165 shares of Common Stock of the Issuer. During the period from January 20, 2000 through January 28, 2000, the Reporting Person's spouse sold on the open market an aggregate of 109,000 shares of the Common Stock of the Issuer.


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                                                          Page  5  of  8  Pages
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Item 4.   PURPOSE OF TRANSACTION.

      The Reporting Person will continue to evaluate market conditions and the business of the Issuer to determine possible future dispositions of the Common Stock of the Issuer. Depending upon such market conditions, the Reporting Person and the Reporting Person's spouse intend to make future dispositions up to the maximum allowable amount under applicable federal securities laws. Other than as set forth above, the Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

      During the period from November 2, 1999 through November 30, 1999, the Reporting Person sold on the open market an aggregate of 317,000 shares of the Common Stock of the Issuer. On December 22, 1999, the Reporting Person donated to various charities 53,165 shares of Common Stock of the Issuer. During the period from January 20, 2000 through January 28, 2000, the Reporting Person's spouse sold on the open market an aggregate of 109,000 shares of the Common Stock of the Issuer.

          Of the 10,168,765 shares of Common Stock (constituting approximately 30.6% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D) beneficially held by the Reporting Person, CapRock Investors, a Texas joint venture ("CapRock Investors") is the record holder of 8,650,884 shares, The Williamsburg Corporation, a Texas corporation ("Williamsburg"), is the record holder of 1,302,283 shares, his spouse, Margaret
D. Thompson, is the record holder of 180,677 shares and the Reporting Person is the record holder of 34,921 shares. The Reporting Person has the sole voting and dispositive power with respect to the 34,921 shares held of record by the Reporting Person. In addition, the Reporting Person owns a controlling interest in CapRock Investors and is the president and a director of Williamsburg. As a result of the relationships described above, (i) each of the Reporting Person and CapRock Investors shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by CapRock Investors, (ii) each of the Reporting Person and Williamsburg shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by Williamsburg and (iii) each of the Reporting Person and his spouse shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by his spouse. Accordingly, the Reporting Person may be deemed to be a beneficial owner of all of the shares held of record collectively by himself, CapRock Investors, Williamsburg and his spouse. CapRock Investors has filed a separate Schedule 13D to report its beneficial ownership of shares of Common Stock of the Issuer.


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                                                          Page  6  of  8  Pages
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Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

               None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 1 Registration Statement on Form S-4 (Incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 22, 1998, SEC File No. 333-57365).


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                                                          Page  7  of  8  Pages
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                                  SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 31, 2000              /s/ Jere W. Thompson, Sr.
                                        --------------------------------------
                                        Jere W. Thompson, Sr.

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


                 EXHIBIT                                          PAGE
                 -------                                          ----
     EXHIBIT 1   Registration Statement on Form S-4
                 (Incorporated herein by reference to the
                 Registration Statement on Form S-4, as
                 amended, filed by the Issuer with the
                 Commission on June 22, 1998, SEC File No.
                 333-57365).